Exhibit (d)(5)

[Letterhead of Joseph Gunnar & Co., LLC]

January 20, 2017

STRICTLY CONFIDENTIAL

Josh Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, CO 80112

Re: Advisory Agreement

Dear Mr. Disbrow:

This letter (the “Agreement”) constitutes the agreement between Aytu BioScience, Inc., (the “Company”), Joseph Gunnar & Co., LLC (“Joseph Gunnar”) and Fordham Financial Management, Inc. (“Fordham”, and together with Joseph Gunnar, the “Warrant Agents”) that the Warrant Agents shall serve as advisors to the Company (the “Services”) in connection with an offer to holders of certain of the Company’s outstanding common stock purchase warrants (the “Warrants”) to amend the terms of the warrants in exchange for the holder exercising the warrants during the offer period (the “Offer to Amend and Exercise”).

A. Fees and Expenses.  In connection with the Services described above, the Company shall pay to the Warrant Agents the following compensation:

1. A success fee (the “Success Fee”) in the amount equal to 6% of the gross proceeds received by the Company from the exercise of the Warrants with such Success Fee to be paid within two (2) working days of the closing of the Offer to Amend and Exercise.

2. In addition to any fees payable to Warrant Agents hereunder, the Company hereby agrees to reimburse Warrant Agents for all reasonable travel and other out-of-pocket expenses incurred in connection with Warrant Agents’ engagement, including the fees of the Warrant Agents’ counsel, up to $25,000. The Company shall pay a $15,000 advance to the Warrant Agents upon execution of this engagement letter (the “Advance”), which shall be applied against actual out-of-pocket accountable expenses.

3. The Company agrees that the exercise price of all Warrants held by the Warrant Agents, or affiliates, stockholders, directors, officers or employees of the Warrant Agents shall be reduced to $0.75 for the remaining term of the Warrants held by the Warrant Agents but shall not be included in the Offer to Amend and Exercise.

B. Term and Termination of Engagement.  The term (the “Term”) of Warrant Agents’ engagement will begin on the date hereof and end on the earlier of (i) the closing of the Offer to Amend and Exercise and (ii) ninety (90) days from the date hereof, unless earlier terminated by mutual consent, and after ninety (90) days may be extended for any term mutually acceptable to the parties hereto. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, contribution and the Company’s obligations to pay fees and reimburse expenses contained herein will survive any expiration or termination of this Agreement.

C. Use of Information.  The Company will furnish the Warrant Agents such written information as the Warrant Agents reasonably request in connection with the performance of its Services hereunder. The Company understands, acknowledges and agrees that, in performing the Services hereunder, the Warrant Agents will use and rely entirely upon such information as well as publicly available information regarding the Company, and that the Warrant Agents do not assume responsibility for independent verification of the accuracy or completeness of any information, whether publicly available or otherwise furnished to it, concerning the Company or otherwise relevant for the Offer to Amend and Exercise, including, without limitation, any financial information, forecasts or projections considered by the Warrant Agents in connection with the provision of their services.

D. Confidentiality.  The Warrant Agents agree not to use any confidential information concerning the Company provided to the Warrant Agents by the Company for any purposes other than those contemplated under this Agreement.

E. Securities Matters.  The Company shall be responsible for any and all compliance with the securities laws applicable to it, including the Securities Act of 1933, and unless otherwise agreed in writing, all state securities (“blue sky”) laws.

F. Indemnity.

1. In connection with the Company’s engagement of the Warrant Agents, the Company hereby agrees to indemnify and hold harmless the Warrant Agents and their Affiliates, and the respective controlling persons, directors, officers, shareholders, agents and employees of any of the foregoing (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), (collectively a “Claim”), which are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company’s engagement of the Warrant Agents, or (B) otherwise relate to or arise out of the Warrant Agents’ activities on the Company’s behalf under the Warrant Agents’ engagement, and the Company shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. The Company will not, however, be responsible for any Claim, which is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim. The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company’s engagement of the Warrant Agents except for any Claim incurred by the Company as a result of such Indemnified Person’s gross negligence or willful misconduct.

2. The Company further agrees that it will not, without the prior written consent of the Warrant Agents, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

3. Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Company in writing of such complaint or of such assertion or institution but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by such Indemnified Person, the Company will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the fees and expenses of such counsel. In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Company, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Company, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if the Company fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Company therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof. In addition, with respect to any Claim in which the Company assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.

4. The Company agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason then (whether or not the Warrant Agents are the Indemnified Person), the Company and the Warrant Agents shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and the Warrant Agents on the other, in connection with the Warrant Agents’ engagement referred to above, subject to the limitation that in no event shall the amount of the Warrant Agents’ contribution to such Claim exceed the amount of fees actually received by the Warrant Agents from the Company pursuant to the Warrant Agents’ engagement.

5. The Company’s indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Company is at fault in any way.

G. Limitation of Engagement to the Company.  The Company acknowledges that the Warrant Agents have been retained only by the Company, that the Warrant Agents are providing services hereunder as independent contractors (and not in any fiduciary or agency capacity) and that the Company’s engagement of the Warrant Agents is not deemed to be on behalf of, and is not intended to confer rights upon, any shareholder, owner or partner of the Company or any other person not a party hereto as against the Warrant Agents or any of their affiliates, or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934), employees or agents. Unless otherwise expressly agreed in writing by the Warrant Agents, no one other than the Company is authorized to rely upon this Agreement or any other statements or conduct of the Warrant Agents, and no one other than the Company is intended to be a beneficiary of this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by the Warrant Agents to the Company in connection with the Warrant Agents’ engagement is intended solely for the benefit and use of the Company’s management and directors in considering the Offer to Amend and Exercise, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose. The Warrant Agents shall not have the authority to make any commitment binding on the Company.

H. Limitation of Joseph Gunnar’s Liability to the Company.  The Warrant Agents and the Company further agree that neither the Warrant Agents nor any of their affiliates or any of its their respective officers, directors, controlling persons (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act of 1934), employees or agents shall have any liability to the Company, its security holders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the Services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by the Warrant Agents and that are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of either of the Warrant Agents.

I. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein. Any disputes which arise under this Agreement, even after the termination of this Agreement, will be heard only in the state or federal courts located in the City of New York, State of New York. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the City of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the City and State of New York. In the event of the bringing of any action, or suit by a party hereto against the other party hereto, arising out of or relating to this Agreement, the party in whose favor the final judgment or award shall be entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, including its reasonable attorneys’ fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by the Warrant Agents and the Company.

J. Notices.  All notices hereunder will be in writing and sent by certified mail, hand delivery, overnight delivery, or email with delivery receipt, if sent to Joseph Gunnar, to Joseph Gunnar & Co., LLC, 30 Broad St., 11th Fl, New York, NY 10004, Attention: Eric Lord, email: elord@jgunnar.com, and if sent to Fordham, to Fordham Financial Management, Inc., 17 Battery Place South, Suite 643, New York, NY 10004, Attention: William Baquet, email: wbaquet@fordhamfinancial.com, and if sent to the Company, to Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, CO 80112, Attention: Josh Disbrow, email: Josh.Disbrow@aytubio.com. Notices sent by certified mail shall be deemed received five days thereafter, notices sent by hand delivery or overnight delivery shall be deemed received on the date of the relevant written record of receipt, notices delivered by email shall be deemed delivered as of the date and time printed on the email confirmation of delivery, and notices delivered by fax shall be deemed received as of the date and time printed thereon by the fax machine.

K. Miscellaneous.  This Agreement shall not be modified or amended except in writing signed by the Warrant Agents and the Company. This Agreement shall be binding upon and inure to the benefit of each of the Warrant Agents and the Company and their respective assigns, successors, and legal representatives. This Agreement constitutes the entire agreement of the Warrant Agents and the Company with respect to the subject matter hereof and supersedes any prior agreements with respect to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including facsimile counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

In acknowledgment that the foregoing correctly sets forth the understanding reached by the Warrant Agents and the Company, please sign in the space provided below, whereupon this letter shall constitute a binding Agreement as of the date indicated above.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By	/s/ Eric Lord Name: Eric Lord Title: Head of Investment Banking/Underwritings

Very truly yours,

FORDHAM FINANCIAL MANAGEMENT, INC.

By	/s/ William Baquet Name: William Baquet Title: CEO

Accepted and agreed to as of
the date first written above:
AYTU BIOSCIENCE, INC.

By /s/ Josh Disbrow Name: Josh Disbrow Title: CEO